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                            October 5, 2020

       Megan Baldwin, Ph.D.
       Chief Executive Officer and Managing Director
       Opthea Limited
       Level 4
       650 Chapel Street
       South Yarra, Victoria 3141
       Australia

                                                        Re: Opthea Limited
                                                            Registration
Statement on Form F-1
                                                            Filed September 24,
2020
                                                            File No. 333-249020

       Dear Dr. Baldwin:

               We have reviewed your registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Registration Statement on Form F-1

       Exhibits

   1. It is inappropriate to include assumptions that are too broad or assume material facts underlying the
opinion. The assumptions set forth in paragraphs (i) and (j) of your
                                                        Exhibit 5.1 opinion
appear to assume material facts related to the issue of whether the shares will be validly
issued. Please file an amended 5.1 opinion that does not include these assumptions or
explain why each such assumption is necessary and appropriate. For guidance, please see
Section II.B.3.a. of Staff Legal Bulletin No. 19.

                                                        We remind you that the
company and its management are responsible for the accuracy
 Megan Baldwin, Ph.D.
Opthea Limited
October 5, 2020
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Nudrat Salik at 202-551-3692 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Dorrie Yale at 202-551-8776 with any other questions.



                                                           Sincerely,
FirstName LastNameMegan Baldwin, Ph.D.
                                                           Division of
Corporation Finance
Comapany NameOpthea Limited
                                                           Office of Life
Sciences
October 5, 2020 Page 2
cc:       Ferish Patel, Esq.
FirstName LastName